FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1           Name and Address of Company

Mala Noche Resources Corp. (“Mala Noche” or the “Company”)
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Item 2           Date of Material Change

July 7, 2010

Item 3           News Release

A news release was issued by the Company on July 8, 2010 and distributed through Marketwire.

Item 4           Summary of Material Change

     On July 8, 2010, the Company announced that it had revised the terms of its previously announced proposed public offering (the “Offering”) and the consideration payable in respect of the proposed acquisition of the San Dimas mines and related assets from subsidiaries of Goldcorp Inc. (the “Acquisition”).

Item 5           Full Description of Material Change

5.1                Full Description of Material Change Public Offering

     On June 7, 2010 the Company announced that, to finance the Acquisition and provide working capital, it had filed a preliminary prospectus in connection with a proposed fully marketed public offering of subscription receipts. The Company has revised the Offering to add a common share purchase warrant component such that on conversion, each subscription receipt will now entitle the holder thereof to acquire, for no additional consideration, one post-consolidation common share of Mala Noche (an “Underlying Share”) and 0.4 of a common share purchase warrant (the “Underlying Warrants”). Each whole warrant, which will have a term of five years, will permit the holder to acquire one post-consolidation common share of the Company at a price of $8.00 per share. The subscription receipts will automatically convert into Underlying Shares and Underlying Warrants on Mala Noche completing the Acquisition.

     The Company is targeting an underwritten offering of 50 million subscription receipts at a price of $6.00 per subscription receipt. A syndicate of underwriters led by Canaccord Genuity Corp. will be acting as underwriters in connection with the Offering.

     The Company will be granting to the underwriters an over-allotment option, exercisable until 30 days from the closing of the Offering, to purchase up to that number of additional subscription receipts equal to 15% of the subscription receipts sold pursuant to the Offering. The Company has also agreed to issue to the underwriters broker warrants upon release from escrow of the escrowed funds. The broker warrants will entitle the underwriters to purchase up to 1% of the post-consolidation common shares of the Company at a price of $6.00 per share until 18 months following the close of the Acquisition.

Acquisition and Amendment to Letter Agreement

     On July 7, 2010, the Company entered into an amendment with Desarrollos Mineros San Luis, S.A. de C.V. and Goldcorp Silver (Barbados) Ltd. (together the “San Dimas Vendors”) amending the consideration payable to the San Dimas Vendors.

     The total acquisition cost will be US$510 million (compared to US$500 million) payable as follows: US$216 million in cash (compared to US$275 million), US$184 million in shares of the Company (compared to US$175 million) (the “Acquisition Shares”), a US$60 million convertible note and a US$50 million 5-year note all payable to subsidiaries of Goldcorp Inc. The convertible note will have a one year term and an annual interest rate of 3%. The convertible note may be converted, up to the maturity date, at any time by the holder at a conversion price of C$6.00 per share. The convertible note will be repayable in cash or, at the option of Mala Noche, common shares at a conversion price of 90% of the five day volume weighted average trading price of the shares at the time of payment. If the over-allotment option is exercised before the closing of the Acquisition, (a) the cash portion of the purchase price will be increased by the net cash proceeds from the exercise of over-allotment option, (b) the number of Acquisition Shares will be reduced by the number of common shares having a value equal to the amount of the net cash proceeds from the exercise of the over-allotment option, provided that the total Acquisition Shares issued and delivered will have a value of no less than US$175 million, and (c) the principal amount of the convertible note will be reduced by the difference between (i) the net cash proceeds from the exercise of the Over-Allotment Option and (ii) the amount that the value of the Acquisition Shares is reduced below US$184 million as a result of the exercise of the over-allotment option. Following closing, any proceeds from the exercise of the over-allotment option, any exercise of the Underlying Warrants and any future public or private equity offering will be used to repay the convertible note. Any shares issuable pursuant to the terms of the convertible note will be subject to a four month statutory hold period under applicable laws. In addition, additional restrictions applicable to resales by control persons may apply to the San Dimas Vendors. The Company has agreed to file a prospectus to qualify the resale of any shares issued upon conversion or repayment of the convertible note at the request of the San Dimas Vendors, provided that the San Dimas Vendors will pay the costs associated with such prospectus qualification.

     Completion of the Acquisition is subject to a number of conditions, including receipt of all government and regulatory approvals and the approval of the TSX Venture Exchange. A letter agreement setting out the revised terms will be available under the Company’s profile on the SEDAR website at www.sedar.com. Please see Mala Noche’s press release of June 2, 2010 announcing the proposed Acquisition for the original acquisition terms.

5.2                Disclosure for Restructuring Transactions

Not applicable.

Item 6           Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7           Omitted Information

Not applicable.

Item 8           Executive Officer

Wade Nesmith
Executive Chairman
Mala Noche Resources Corp.
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
Telephone: 604-895-7450

Item 9           Date of Report

July 8, 2010